Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AND

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months ended March 31, 2008 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

This Management’s Discussion and Analysis is dated May 7, 2008 and reflects the three-month period ended March 31, 2008 and should be read in conjunction with the consolidated financial statements for the same periods and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2007. The Company also published an Annual Information Form and an Annual Report on Form 20-F report filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia.  Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
For the three month period ended March 31, 2008, the net loss was $906,000 or $0.02 per share compared to $786,000 or $0.02 per share in the same period of 2007.   In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $132,000 compared to Nil in the 2007 period.  The Company’s interest income from cash investments was $239,000 up from $61,000 in the same period of 2007.  In the second quarter of 2007 the company received $27 million from the exercise of warrants thus increasing cash balances available to invest. Corporate and general expenses were higher in the 2008 period due to activity levels, increases in compensation and regulatory fees and stock option compensation expenses valued at $528,000 resulting mainly from options granted in 2007 which partially vested in 2008, compared to $201,000 in the 2007 period.

Quarterly Information
Selected financial information for the first quarter of 2008 and each of the quarters for fiscal years 2007 and 2006:

1st Quarter Ended March 31, 2008
Revenue	$ Nil
Loss for period	$ (906,000)
Loss per share	$ (0.02)

	4th Quarter Ended December 31, 2007	3rd Quarter Ended September 30, 2007	2nd Quarter Ended June 30, 2007	1st Quarter Ended March 31, 2007
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Loss for period	$ (1,336,000)	$ (1,473,000)	$ (1,947,000)	$ (786,000)
Loss per share	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.02)

	4th Quarter Ended December 31, 2006	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (1,598,000)	$ (1,878,000)	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.05)	$ (0.06)	$ (0.03)	$ 0.04

The loss in the second and third quarters of 2007 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarter in 2006 was due to the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005.

Mineral Interest Activities
For the three-month period ended March 31, 2008, the Company incurred expenditures of $2,623,000 on mineral interests compared to $613,000 in the same period of 2007.  The 2008 expenditures included the $1.8 million acquisition costs for the surface rights to the Noche Buena project.  In addition, $535,000 was spent at the KSM project where engineering, environmental and metallurgical studies continued.

For the balance of 2008, at KSM, another drilling program is planned to commence in June to expand the zones and upgrade mineral resources. It is also planned to undertake an environmental base-line study and complete a Preliminary Economic Assessment on this project by year end.

Liquidity and Capital Resources
Working capital at March 31, 2008, was $21,866,000 compared to $25,019,000 at December 31, 2007.  Cash was utilized in the 2008 period in the amount of $753,000 (2007 - $655,000) and for mineral interests $2,917,000 (2007 - $696,000). The Company’s cash position is sufficient to provide for operating and exploration activities for the next two years.

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.  The Company has stated in its business plan that it will not place properties into commercial production so funds are not required for capital costs.

Shares Issued and Outstanding

At May 7, 2008, the issued and outstanding common shares of the Company totalled 37,298,885.  In addition, there were 1,192,300 stock options granted and outstanding (of which 140,000 were unexercisable).  On a fully diluted basis there would be 38,491,185 common shares issued and outstanding.

In addition to the 1,192,300 options outstanding, there were 150,000 options granted which are subject to an increase in the share option plan and the approval of shareholders at the next meeting of shareholders.

Related Party Transactions

During the three-month period ended March 31, 2008, a private company controlled by a director of the Company was paid $3,600 (2007 - $9,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $50,000 (2007 - $36,000) for corporate consulting services rendered and a third director was paid $4,000 (2007 - $4,700) for geological consulting services.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to the interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to the interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

May 7, 2008

Consolidated Balance Sheets March 31, 2008 and December 31, 2007 (Unaudited, 000’s of Canadian dollars)

	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,371	$13,480
Short-term deposits	-	11,557
Amounts receivable and prepaid expenses	662	420
Marketable securities	190	241
	22,223	25,698

MINERAL INTERESTS (Note 3)	65,291	62,668

RECLAMATION DEPOSITS	1,318	1,305

PROPERTY AND EQUIPMENT	177	191

	$89,009	$89,862

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$357	$679

PROVISIONS FOR RECLAMATION LIABILITIES	1,889	1,849
FUTURE INCOME TAX LIABILITIES	455	587

	2,701	3,115

SHAREHOLDERS’ EQUITY (Note 4)
SHARE CAPITAL	109,742	109,736
STOCK OPTIONS	4,809	4,283
CONTRIBUTED SURPLUS	20	20

DEFICIT	(28,257)	(27,351)
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(6)	59
	86,308	86,747

	$89,009	$89,862

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS
(sgd) “Rudi P. Fronk”	(sgd) “James S. Anthony”
Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Three Months Ended March 31, 2008 and 2007 (Unaudited, 000’s of Canadian dollars)

	2008	2007

EXPENDITURES
Corporate and general expenses	$1,310	$809
Interest income	(239)	(61)
Foreign exchange (gains) losses	(33)	38

LOSS BEFORE INCOME TAXES	1,038	786
Future income tax recoveries	(132)	-

NET LOSS FOR PERIOD	906	786
DEFICIT, BEGINNING OF PERIOD	27,351	21,809

DEFICIT, END OF PERIOD	$28,257	$22,595

LOSS PER SHARE – basic and diluted	$0.02	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	37,298,218	34,142,685

Consolidated Statements of Comprehensive Loss For the Three Months Ended March 31, 2008 and 2007 (Unaudited, 000’s of Canadian dollars)

	2008	2007

NET LOSS FOR PERIOD	$906	$786
OTHER COMPREHENSIVE LOSS (INCOME)	65	(34)
COMPREHENSIVE LOSS	$971	$752

Consolidated Statements of Accumulated Other Comprehensive Loss For the Three Months Ended March 31, 2008 and 2007 (Unaudited, 000’s of Canadian dollars)

	2008	2007

BALANCE, BEGINNING OF PERIOD	$(59)	$-
OTHER COMPREHENSIVE LOSS (INCOME)	65	(34)
BALANCE, END OF PERIOD	$6	$(34)

See accompanying notes to consolidated financial statements

	2008	2007

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for year	$(906)	$(786)
Items not involving cash
Stock option compensation	528	201
Foreign exchange	-	25
Accretion	40	33
Amortization	9	1
Future income tax recoveries	(132)	-
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(30)	(6)
Accounts payable and accruals	(262)	(123)
	(753)	(655)

INVESTING ACTIVITIES
Mineral interests	(2,917)	(696)
Short-term deposits	11,557	-

	8,640	(696)

FINANCING ACTIVITIES
Issue of share capital and warrants	4	69

NET CASH PROVIDED	7,891	(1,282)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,480	5,786

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,371	$4,504

CHANGES IN ACCOUNTS RECEIVABLE AND LIABILITIES IN MINERAL INTERESTS	$(299)	$(62)

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements
At March 31, 2008
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2007.

2.	Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to these interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to these interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted

Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Mineral Interests
Expenditures on projects during the three-month periods ended March 31, 2008 and 2007 were as follows (000’s):

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Balance, March 31, 2008
Courageous Lake	$21,091	$76	$21,167
Castle Black Rock	473	-	473
Grassy Mountain	3,362	47	3,409
Hog Ranch	1,206	1	1,207
KSM	25,315	535	25,850
Quartz Mountain	451	-	451
Red Mountain	1,111	74	1,185
Pacific Intermountain Gold	3,000	39	3,039
Other Nevada projects	343	-	343
Noche Buena, Mexico	6,316	1,851	8,167
	$62,668	$2,623	$65,291

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Balance, March 31, 2007
Courageous Lake	$20,375	$69	$20,444
Castle Black Rock	430	-	430
Grassy Mountain	3,248	49	3,297
Hog Ranch	1,145	-	1,145
KSM	18,779	409	19,188
Quartz Mountain	442	-	442
Red Mountain	941	17	958
Pacific Intermountain Gold	2,488	1	2,489
Other Nevada projects	275	-	275
Noche Buena, Mexico	5,139	68	5,207
	$53,262	$613	$53,875

In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.  The agreement was in the form of a lease but by virtue of the terms of the acquisition, the lease has been determined to be a capital lease.

4.	Share Capital
(a)	Common shares were issued during the three-month period ended March 31, 2008 as follows:

	Shares	Amount (,000)
Balance, December 31, 2007	37,297,855	$ 109,736
For cash, exercise of stock options	1,000	4
Value of options exercised	-	2
Balance, March 31, 2008	37,298,885	$ 109,742

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended March 31, 2008.

Neither the Company nor its subsidiaries is subject to externally imposed capital requirements.

(b)   Stock Options

During the three-month period ended March 31, 2008, 15,000 one-year options were granted to a consultant at a weighted average exercise price of $28.58 each.  The options vested immediately.

The fair value of the 15,000 options which were granted in 2008 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in an expense of $106,515:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	3.22%
Expected life of options	1 year

A summary of the status of the plan at March 31, 2008 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2007	1,178,300	$ 4,283,000
Granted	15,000	107,000
Exercised	(1,000)	(2,000)
Value of 2007 options vested	-	421,000
Outstanding, March 31, 2008	1,192,300	$ 4,809,000

5.	Related Party Transactions

During the three-month period ended March 31, 2008, a private company controlled by a director of the Company was paid $3,600 (2007 - $9,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $50,000 (2007 - $36,000) for corporate consulting services rendered and a third director was paid $4,000 (2007 - $4,700) for geological consulting services.

6.	Financial Instruments

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian bank guaranteed notes, with terms of 90 days or less, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada and value added tax due from the Government of Mexico and receivables from unrelated companies. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable and prepaid expenses is remote.  The Company also has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns.  The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2008, the Company had cash balances of $1,443,000 (December 31, 2007 - $1,416,000) to settle current liabilities of $357,000 (December 31, 2007 - $679,000). At March 31, 2008, the Company also had short-term deposits of $19,928,000 which all mature in under 90 days from that date.  All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and USA dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Price Risk
The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at March 31, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Short term deposits are re-invested each 90 days or less. Sensitivity to a plus or minus 1% change in rates would affect net loss by $198,000 on an annualized basis.

(ii) At March 31, 2008, the Company held US$841,000 which, with a 5% change in exchange rates, would affect the net loss by $42,000.

(iii) Price risk is remote since the Company is not a producing entity.